UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

THE SHERWIN-WILLIAMS COMPANY

(Exact name of registrant as specified in its charter)

OHIO	1-04851	34-0526850
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

101 West Prospect Avenue

Cleveland, Ohio 44115-1075

(Address of principal executive offices, including Zip Code)

Mary L. Garceau

216-566-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

This Form SD of The Sherwin-Williams Company (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2021.

The description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of our RCOI process are included in our Conflict Minerals Report attached as an exhibit to this Form SD.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available on our website. It can be accessed at https://suppliers.sherwin-williams.com/doc/Conflict_Mineral_Report_2022, or by navigating to our ‘Supplier Responsibility’ page, and from there going to our ‘Conflict Minerals Policy’ page.

The content of any website referred to in this Form SD is not incorporated by reference in this Form SD.

Item 1.02.	Exhibit.

A copy of the Company’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable

Section 3 – Exhibits

Item 3.01.	Exhibits.

The following exhibit is filed as part of this report.

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Sherwin-Williams Company
(Registrant)

May 31, 2022	/s/ Mary L. Garceau
Mary L. Garceau
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2021 as required by Items 1.01 and 1.02 of this Form.